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[LOGO OF SILVERLINE TECHNOLOGIES]

                    [LETTERHEAD OF SILVERLINE TECHNOLOGIES]


                             Questions and Answers

                   Silverline and SeraNova Merger Completion

The New Company

     What will be the ongoing name of the Company following the merger, and where is it headquartered?

     What will happen to the SeraNova brand name?

     Can you provide a general overview of the combined company?

     What are the strategic initiatives of the combined company?

Client Questions

     How, if at all, will the merger affect my business with SeraNova or Silverline?

     Will the company be changing any of its business processes? If so, how?

Financial and Investor

     Will SeraNova be delisted as a result of the combination?

     Why are the shareholders of SeraNova receiving Silverline shares with a different symbol?

     Now that SeraNova's business has been merged with Silverline Technologies, will SeraNova report its financial year 2000 numbers?

     Are there any outstanding issues surrounding the tax impact (if any) of this merger?

     Will Silverline continue to issue cash dividends?

The Customers

     Who are Silverline's customers?

     Do you see significant changes in your customer base as a result of this deal?

     What are some of the specific cross-selling opportunities and synergies that you foresee?

The Partners

     Can you comment on your current technology partnerships?

The Merger - Outstanding Issues

     Can you provide a status or overview on the overall integration and consolidation efforts? Management, organizational structure, offices, employees, etc...

     Will there be any reductions in the size of the Company's workforce?

     What will happen where the companies have overlapping offices?



                                    Page 1                        March 9, 2001
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                              Questions & Answers

                   Silverline and SeraNova Merger Completion

The New Company


What will be the ongoing name of the Company following the merger, and where is
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it headquartered?
-----------------

The combined company is called Silverline Technologies Limited ("Silverline"), with its headquarters in Mumbai, India and US headquarters in Piscataway, New Jersey.

SeraNova's head office in Edison, New Jersey, will be relocated to Silverline's Piscataway headquarters.


What will happen to the SeraNova brand name?
--------------------------------------------

The SeraNova brand and service mark now belong to Silverline Technologies.


Can you provide a general overview of the combined company?
-----------------------------------------------------------

Silverline Technologies Limited is an international software development and integration services firm, with over 2,600 software professionals worldwide.

Silverline provides a comprehensive set of consulting and IT services, including strategic consulting, creative design, technology integration and implementation, as well as management and maintenance of Internet and legacy applications.

Silverline focuses primarily on Global 2000 clients in key industry sectors, such as: automotive/discrete manufacturing, financial services, healthcare/insurance, technology and telecommunications. The Company also has extensive experience in technologies such as mobile and wireless applications, ePayments, customer relationship management (CRM), online marketplace integration and enterprise information portals.

Silverline delivers its services through a global network of software development centers. At the center of the network are core offshore centers in Bangalore, Chennai, Hyderabad and Mumbai, in India, and Cairo, Egypt. These centers support regional development facilities located close to clients throughout North America, Europe and Asia Pacific. With SEI CMM Level 4 and ISO 9001 certified processes, Silverline uses this Global Delivery Model to provide superior service, accelerated delivery and significant cost savings to clients around the world.


What are the strategic initiatives of the combined company?
-----------------------------------------------------------

The combined company is well positioned to address a significantly larger market opportunity, more effectively. The combined company will focus on three specific areas:

 .    Penetrate our existing client bases through cross-selling our broadened services suite

 .    Targeting the Global 2000 customer base with our compelling value proposition incorporating end-to-end services portfolio, flexible delivery solutions and industry expertise

 .    Continue to strengthen our vertical industry practices

Client Questions


How, if at all, will the merger affect my business with SeraNova or Silverline?
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The merger is intended to have a positive impact on your relationship with
SeraNova and Silverline. Your Silverline or SeraNova account and project manager relationship will continue unchanged. However, now with over 2,600 Internet and IT professionals worldwide, Silverline and SeraNova can provide you with an extended suite of high quality, high-value IT services.


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                              Questions & Answers

                   Silverline and SeraNova Merger Completion


Will the company be changing any of its business processes? If so, how?
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Since both Silverline and SeraNova share a common vision of Global Delivery, using onsite, offsite and offshore project teams, we do not expect any changes in business processes.

Financial and Investor


Will SeraNova be delisted as a result of the combination?
---------------------------------------------------------

Yes. As a result of the merger and, as of the end of trading March 6, 2001, SeraNova shares have ceased trading on the Nasdaq National Stock Market under the symbol SERA. The Silverline ADSs issued in the merger have been listed on the New York Stock Exchange and will trade under the symbol "SLT Pr" until April 2001, or as soon thereafter as practicable.


Why are the shareholders of SeraNova receiving Silverline shares with a
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different symbol?
-----------------

Recently, the Securities and Exchange Board of India (SEBI) modified their ruling regarding dividend payment to shareholders. The new interpretation calls for all holders of Silverline shares issued in 2001 and beyond, to receive the dividend payment for the entire fiscal year (April 1, 2000 to March 31, 2001), provided they are shareholders as of the record date. ADS shareholders prior to 2001 will receive only the prorated dividend based on the duration held. Consequently, Silverline ADSs that were issued during the listing on NYSE on June 20, 2000, will receive a prorated dividend amount (June 20, 2000 - March 31, 2001). While Silverline ADSs issued for the acquisition of SeraNova will be entitled to dividend for the full fiscal year.

To comply with the regulatory requirement for two different periods, we have had to use different stock symbols (SLT and SLT Pr) to identify the two different classes of shares.

Once the record date has been noted by the company (sometime between March 31, 2001 and September 30, 2001), there will be no need to have two different symbols. Thus, as soon as it is practicable, following the record date, the SLT Pr symbol will expire and only SLT will be the ongoing trading symbol.

Other than the above difference, there is no other difference in the two classes of shares.


Now that SeraNova's business has been merged with Silverline Technologies, will
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SeraNova report its financial year 2000 numbers?
------------------------------------------------

SeraNova is under no SEC obligation to report its numbers separately. Going forward, Silverline will report its results as a single, combined company.


Are there any outstanding issues surrounding the tax impact (if any) of this
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merger?
-------

We suggest you refer to the Proxy Statement Prospectus which is available on-line through the SEC Filings page on the Silverline website, and listed sequentially under "Material U.S. Federal Income Tax Consequences" and "Material Indian Income Tax Consequences".


Will Silverline continue to issue cash dividends?
-------------------------------------------------

Silverline declared and paid cash dividends of 1.25 Indian rupees per equity share in 1998, 1.75 rupees per share in 1999, and 1.75 rupees per equity share in 2000 - approximately $0.03 per share, $0.04, and $0.04 per share respectively. Since the ADS represents two underlying shares of Silverline, the dividend per share will be doubled for an ADS holder.

Although Silverline intends to continue dividend payments, we cannot assure that any future dividends will be declared or paid, nor can we project what the amount of any future dividend payments will be.


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                              Questions & Answers

                    Silveline and SeraNova Merger Cmpletion


The Customers


Who are Silverline's customers?
-------------------------------

Silverline provides its services primarily to companies in industries that have historically allocated relatively large percentages of their budgets for information technology. The Company has extensive knowledge and experience in five industry markets -- financial services, telecommunications, automotive, technology and healthcare. Its overall client base is comprised of some of the largest companies in the world including American Express, CNA Insurance, First Data Corp., Fidelity, Ford Motor Corporation, General Motors, Healtheon, Hewlett-Packard, JP Morgan Chase, Morgan Stanley Dean Witter, NDC Health, Novell, Qwest, Volkswagen of America and Verizon.


Do you see significant changes in your customer base as a result of this deal?
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We expect that, as a direct result of the merger, we will be able to cross sell our services to the existing clients of SeraNova and Silverline. The goal will be to deepen and widen our relationships with each set of clients. We also expect to win new customers, in the normal course of ongoing business, based on the enhanced position of the combined company.


What are some of the specific cross-selling opportunities and synergies that you
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foresee?
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There is minimal, if any client overlap among our existing customer base, which creates significant opportunities for us to cross-sell our eBusiness and legacy services among existing clients.

In order to focus our combined sales efforts, we have identified our top 15 accounts from Silverline and SeraNova, for cross selling opportunities. Each account has annual IT budgets exceeding $1 billion.



The Partners


Can you comment on your current technology partnerships?
--------------------------------------------------------

An important element of our expansion strategy is to use industry-leading technologies to deliver high quality information technology solutions. We have established relationships with a number of companies, including Aether Systems, Inc., Ariba Inc., BroadVision, IBM, Intel, Microsoft Corporation, Inc., Oracle Corporation, Palm, Siebel Systems, Inc, Versata Inc., Vignette Corp., and webMethods, Inc.

These relationships have resulted in direct referrals and enhanced industry and revenue recognition. Moreover, these relationships enable us to broaden our client base, maintain technological leadership and increase overall competitiveness. We intend to expand and develop our relationships with companies serving the information technology market to benefit from joint marketing opportunities and shared technical and industry knowledge.

The Merger - Outstanding Issues

Can you provide a status or overview on the overall integration and
-------------------------------------------------------------------
consolidation efforts? Management, organizational structure, offices,
---------------------------------------------------------------------
employees, etc...
-----------------

Silverline and SeraNova have been conducting a comprehensive review of the business since the announcement of the definitive agreement October 27. Organizational realignments have been made as appropriate to realize operational synergies - for example, the SeraNova and Silverline marketing organizations have been consolidated into a single team. In the few situations where we have overlapping


                                    Page 4                        March 9, 2001

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                              Questions & Answers
                   Silverline and SeraNova Merger Completion

office locations, plans are underway to rationalize and consolidate. The Company continues with ongoing investigation of opportunities for additional rationalization of systems, networks and infrastructure.


Will there be any reductions in the size of the Company's workforce?
-------------------------------------------------------------------

Due to the excellent client, functional and geographic synergy between Silverline and SeraNova, there is expected to be minimal adverse impact on employees due to the merger.


What will happen where the companies have overlapping offices?
-------------------------------------------------------------

There is very little overlap of offices. Where there is overlap, consolidation decisions on are being made on a case-by-case basis. SeraNova's corporate offices in Edison, NJ will be closed and corporate staff and SeraNova's New Jersey Development Center will move into the Silverline facility in Piscataway, NJ. SeraNova's delivery center in Chennai will move to Silverline's delivery center in Chennai.



                                    Page 5                         March 9, 2001